UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A

November 13, 2015
(Original Filing Date)

Under the Securities Exchange Act of 1934

AMERICATOWNE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03064W 106 (Common Stock)

(CUSIP Number)

Alton Perkins
Chief Executive Officer and President
AMERICATOWNE, INC.
4700 Homewood Court, Suite 100, Raleigh, North Carolina 27609

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 18, 2014
August 11, 2014
October 8, 2014
November 21, 2014
January 8, 2015
May 14, 2015

(Dates of Events Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.

Yilaime Corporation
I.R.S. Identification Nos. of above persons (entities only).
46-1594890

Alton & Xiang Mei Lin Perkins Family Trust
I.R.S. Identification Nos. of above persons (entities only).
46-7513804

Yilaime NC
I.R.S. Identification Nos. of above persons (entities only).
46-2811658

Alton Perkins

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)

OO - Yilaime Corporation, a Nevada corporation ("Yilaime") used general operating funds to acquire 10,000,000 shares of common stock in Alpine 5 Inc., the predecessor-in-name to AmericaTowne, Inc. (the "Company") from Richard Chiang, as disclosed in prior filings under the 1934 Exchange Act. See Form 8-K filed June 26, 2014.

On August 11, 2014, the Company entered into a Contribution Agreement with Yilaime resulting in the issuance of 3,000,000 shares of common stock in the Company to Yilaime. Yilaime agreed to contribute to the operations of the Company certain assets previously acquired by Yilaime through an Intellectual Property Assignment Agreement between Alton Perkins, as Assignee, who is a director, officer and beneficial owner of more than 50% of the shares of common stock in the Company, and thus a control person, and Yilaime, as Assignor. The intent of the parties in executing and performing under the Contribution Agreement was to effectuate the tax-free transfer of assets into the Company pursuant to Section 351 of the United States Tax Code. See Form 8-K dated August 13, 2014.

On October 8, 2014, the Company entered into the Stock Exchange Agreement with Yilaime Corporation of NC, a North Carolina corporation ("Yilaime NC") in which Yilaime and Mr. Perkins, through his beneficial ownership of stock in Yilaime NC, control through their majority interest. Pursuant to the terms of the Stock Exchange Agreement, in consideration for the issuance of 3,616,059 shares of common stock in the Company to Yilaime NC, Yilaime NC conveyed 10,848,178 shares of its restricted common stock. The 3,616,059 shares were subsequently issued to Yilaime NC on May 14, 2015. The intent of the parties in executing and performing under the Stock Exchange Agreement is to effectuate tax-free reorganization under Section 368 of the Internal Revenue Code of 1986. See Form 8-K dated October 10, 2014.

On November 21, 2014, in consideration for services provided to the Company, Mr. Perkins was issued 5,100,367 shares of common stock in the Company pursuant to the terms of his Employment Agreement with the Company. Prior to issuance, he assigned his rights to those shares to the Alton & Xiang Mei Lin Perkins Family Trust. See Form 8-K dated November 26, 2014. In addition to the stock issuance, Mr. Perkins was granted an option to purchase up to 1,000,000 shares of common stock of the Company per year at any time prior to the conclusion of the first year of the Agreement, i.e. prior to 365 days after execution of the Agreement, at a price of $0.05 per share, and annually thereafter for a total of 5 consecutive years. The shares purchased under this option shall be considered subject to all rights and restrictions set forth in the compensation agreement. Mr. Perkins has not exercised this option as of the date of this Schedule 13D/A.

On January 8, 2015, the Company entered into a Contribution Agreement with Yilaime. Pursuant to the terms of the Contribution Agreement, in consideration for the issuance of 750,000 shares of common stock in the Company to Yilaime, Yilaime contributed to the operations of the Company certain assets previously acquired by Yilaime through an agreement with the Ningbo Meishan Free Trade Port Zone Administrative Committee dated April 1, 2014 (the "Meishan Agreement"). More specifically, the Company, as assignee of Yilaime's rights under the Meishan Agreement, received certain incentives, preferential policies and financial support from Meishan in consideration of the Company meeting specific exporting benchmarks mutually agreed upon by the parties following good faith negotiations. The Meishan Agreement is attached as an exhibit to the Contribution Agreement, in addition to Meishan's approval of the contribution and assignment of assets to the Company and ratification of the Company's assumption of Yilaime's duties under the Meishan Agreement, which was previously disclosed on Form 8-K dated January 13, 2015.

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ] ________________________________________

6. Citizenship or Place of Organization

Yilaime is a Nevada corporation. Yilaime NC is a North Carolina corporation. The Alton & Xiang Mei Lin Perkins Family Trust is a revocable trust formed under the laws of Nevada. Mr. Perkins is a resident of Nevada.

Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power- 13,750,000 to Yilaime, 5,100,367 to Alton & Xiang Mei Lin Perkins Family Trust, and 3,616,059 to Yilaime NC.

8. Shared Voting Power-22,466,426.

9. Sole Dispositive Power-13,750,000 to Yilaime, 5,100,367 to Alton & Xiang Mei Lin Perkins Family Trust, and 3,616,059 to Yilaime NC.

10. Shared Dispositive Power-22,466,426.

11. Aggregate Amount Beneficially Owned by Each Reporting Person

13,750,000 to Yilaime
5,100,367 to Alton & Xiang Mei Lin Perkins Family Trust
3,616,059 to Yilaime NC

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)

61.2% (Yilaime)
22.7% (Alton & Xiang Mei Lin Perkins Family Trust)
16.1% (Yilaime NC)

14. Type of Reporting Person (See Instructions)

CO-Corporation
CO-Corporation
OO-Trust
OO-Trust

Item 1. Security and Issuer

This statement relates to the common stock, par value $0.0001 per share (the "Common Stock") of the Company.

Item 2. Identity and Background

Yilaime used general operating funds to acquire 10,000,000 shares of common stock in Alpine 5 Inc., the predecessor-in-name to the Company from Richard Chiang, as disclosed in prior filings under the 1934 Exchange Act. See Form 8-K filed June 26, 2014.

On August 11, 2014, the Company entered into a Contribution Agreement with Yilaime resulting in the issuance of 3,000,000 shares of common stock in the Company to Yilaime. Yilaime agreed to contribute to the operations of the Company certain assets previously acquired by Yilaime through an Intellectual Property Assignment Agreement between Alton Perkins, as Assignee, who is a director, officer and beneficial owner of more than 50% of the shares of common stock in the Company, and thus a control person, and Yilaime, as Assignor. The intent of the parties in executing and performing under the Contribution Agreement was to effectuate the tax-free transfer of assets into the Company pursuant to Section 351 of the United States Tax Code. See Form 8-K dated August 13, 2014.

On October 8, 2014, the Company entered into the Stock Exchange Agreement with Yilaime Corporation of NC, a North Carolina corporation ("Yilaime NC") in which Yilaime and Mr. Perkins, through his beneficial ownership of stock in Yilaime NC, control through their majority interest. Pursuant to the terms of the Stock Exchange Agreement, in consideration for the issuance of 3,616,059 shares of common stock in the Company to Yilaime NC, Yilaime NC conveyed 10,848,178 shares of its restricted common stock. The 3,616,059 shares were subsequently issued to Yilaime NC on May 14, 2015. The intent of the parties in executing and performing under the Stock Exchange Agreement is to effectuate tax-free reorganization under Section 368 of the Internal Revenue Code of 1986. See Form 8-K dated October 10, 2014.

On November 21, 2014, in consideration for services provided to the Company, Mr. Perkins was issued 5,100,367 shares of common stock in the Company pursuant to the terms of his Employment Agreement with the Company. Prior to issuance, he assigned his rights to those shares to the Alton & Xiang Mei Lin Perkins Family Trust. See Form 8-K dated November 26, 2014. In addition to the stock issuance, Mr. Perkins was granted an option to purchase up to 1,000,000 shares of common stock of the Company per year at any time prior to the conclusion of the first year of the Agreement, i.e. prior to 365 days after execution of the Agreement, at a price of $0.05 per share, and annually thereafter for a total of 5 consecutive years. The shares purchased under this option shall be considered subject to all rights and restrictions set forth in the compensation agreement. Mr. Perkins has not exercised this option as of the date of this Schedule 13D/A.

On January 8, 2015, the Company entered into a Contribution Agreement with Yilaime. Pursuant to the terms of the Contribution Agreement, in consideration for the issuance of 750,000 shares of common stock in the Company to Yilaime, Yilaime contributed to the operations of the Company certain assets previously acquired by Yilaime through an agreement with the Ningbo Meishan Free Trade Port Zone Administrative Committee dated April 1, 2014 (the "Meishan Agreement"). More specifically, the Company, as assignee of Yilaime's rights under the Meishan Agreement, received certain incentives, preferential policies and financial support from Meishan in consideration of the Company meeting specific exporting benchmarks mutually agreed upon by the parties following good faith negotiations. The Meishan Agreement is attached as an exhibit to the Contribution Agreement, in addition to Meishan's approval of the contribution and assignment of assets to the Company and ratification of the Company's assumption of Yilaime's duties under the Meishan Agreement, which was previously disclosed on Form 8-K dated January 13, 2015.

This Schedule 13D/A was amended to reflect the issuance associated with the Contribution Agreement dated January 8, 2015. The reporting persons further incorporates by reference its Form S-1/A dated October 30, 2015, which became effective on November 5, 2015.

Item 3. Source and Amount of Funds or Other Consideration

Yilaime used general operating funds to acquire 10,000,000 shares of common stock in Alpine 5 Inc., the predecessor-in-name to the Company from Richard Chiang, as disclosed in prior filings under the 1934 Exchange Act.

On August 11, 2014, the Company entered into a Contribution Agreement with Yilaime resulting in the issuance of 3,000,000 shares of common stock in the Company to Yilaime. Yilaime contributed certain assets previously acquired by Yilaime through an Intellectual Property Assignment Agreement between Mr. Perkins and Yilaime. The intent of the parties in executing and performing under the Contribution Agreement was to effectuate the tax-free transfer of assets into the Company pursuant to Section 351 of the United States Tax Code. See Form 8-K dated August 13, 2014.

On October 8, 2014, the Company entered into the Stock Exchange Agreement with Yilaime NC. Pursuant to the terms of the Stock Exchange Agreement, in consideration for the issuance of 3,616,059 shares of common stock in the Company to Yilaime NC, Yilaime NC conveyed 10,848,178 shares of its restricted common stock. The 3,616,059 shares were subsequently issued to Yilaime NC on May 14, 2015. The intent of the parties in executing and performing under the Stock Exchange Agreement is to effectuate tax-free reorganization under Section 368 of the Internal Revenue Code of 1986. See Form 8-K dated October 10, 2014.

On November 21, 2014, in consideration for services provided to the Company, Mr. Perkins was issued 5,100,367 shares of common stock in the Company pursuant to the terms of his Employment Agreement with the Company. Prior to issuance, he assigned his rights to those shares to the Alton & Xiang Mei Lin Perkins Family Trust. See Form 8-K dated November 26, 2014.

In consideration for services provided to the Company, Alton Perkins was issued 5,100,367 shares of common stock in the Company pursuant to the terms of his Employment Agreement with the Company. He subsequently assigned those shares to the Alton & Xiang Mei Lin Perkins Family Trust. Lastly, 3,616,059 shares were issued to Yilaime Corporation of NC ("Yilaime NC") pursuant to the Stock Exchange Agreement with the Company in consideration for Yilaime NC conveyance of 10,848,178 shares of its restricted common stock to the Company.

On January 8, 2015, the Company entered into a Contribution Agreement with Yilaime. Pursuant to the terms of the Contribution Agreement, in consideration for the issuance of 750,000 shares of common stock in the Company to Yilaime, Yilaime contributed to the operations of the Company certain assets previously acquired by Yilaime through an agreement with the Ningbo Meishan Free Trade Port Zone Administrative Committee dated April 1, 2014 (the "Meishan Agreement"). More specifically, the Company, as assignee of Yilaime's rights under the Meishan Agreement, received certain incentives, preferential policies and financial support from Meishan in consideration of the Company meeting specific exporting benchmarks mutually agreed upon by the parties following good faith negotiations. The Meishan Agreement is attached as an exhibit to the Contribution Agreement, in addition to Meishan's approval of the contribution and assignment of assets to the Company and ratification of the Company's assumption of Yilaime's duties under the Meishan Agreement, which was previously disclosed on Form 8-K dated January 13, 2015.

Item 4. Purposes of Transactions

The purposes of the transactions above was for Yilaime to acquire all issued and outstanding restricted shares of common stock in the Company. The purpose of the transactions between the Company and Yilaime NC was for Yilaime NC to contribute certain tangible and intangible assets to the Company with the intent of qualifying as a tax-free contribution and exchange pursuant to Section 351 of the United States Tax Code. The purpose behind the Stock Exchange Agreement was to effectuate tax-free reorganization under Section 368 of the Internal Revenue Co. See Item 3, above.

Item 5. Interest in Securities of the Issuer

(a), (b) As of the date hereof, unless otherwise disclosed herein, neither Yilaime Corporation, Yilaime Corp of NC, the Alton & Xiang Mei Lin Perkins Family Trust, nor Alton Perkins hold of record any other shares of common stock of the Company except otherwise listed above.

      (c) Except as described herein, no transactions in shares of common stock of the Company were effected during the past 60 days by the above entities or Mr. Perkins, or to the best of their knowledge, any of the individuals identified in Item 2.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in this statement, and as disclosed in all prior filings, which are incorporated herein by reference, to the best knowledge of the above entities and Mr. Perkins there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

In further response, the Company acknowledges the delay in making this filing; however, all beneficial ownership has been disclosed in all prior filings.

Item 7. Material to Be Filed as Exhibits

(1) Stock Purchase Agreement
(2) Contribution Agreement
(3) Stock Exchange Agreement
(4) Employment Agreement (Perkins)
(5) Contribution Agreement (Meishan)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Yilaime Corporation
/s/ Alton Perkins
Alton Perkins
Director/Officer
Date: November 14, 2015

Yilaime Corp of NC
/s/ Alton Perkins
Alton Perkins
Director/Officer
Date: November 14, 2015

Alton & Xiang Mei Lin Perkins Family Trust
/s/Alton Perkins
Alton Perkins
Trustee
Date: November 14, 2015

Alton Perkins
/s/Alton Perkins
Alton Perkins
An Individual
Date: November 14, 2015

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)